--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                              BANC ONE CORPORATION

                              (Name of Applicant)

                             100 East Broad Street
                              Columbus, Ohio 43271
                    (Address of Principal Executive Offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                TITLE OF CLASS                                      AMOUNT
----------------------------------------------  ----------------------------------------------
     Subordinated Notes Due March 1, 2019                        $200,000,000

        Approximate Date of Proposed Public Offering: February 18, 1998

                            ------------------------

                              Steven Alan Bennett
              Senior Vice President, General Counsel and Secretary
                              BANC ONE CORPORATION
                              Department OH 1-0158
                             100 East Broad Street
                           Columbus, Ohio 43271-0158
                                 (614) 248-7590
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                With Copies to:

Kenneth L. Wagner, Esq.       Kim L. Swanson, Esq.
BANC ONE CORPORATION          SQUIRE, SANDERS & DEMPSEY L.L.P.
Department OH 1-0158          1300 Huntington Center
100 East Broad Street         41 S. High Street
Columbus, Ohio 43271-0158     Columbus, Ohio 43215

    The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    GENERAL

    1.  GENERAL INFORMATION

    (a)  FORM OF ORGANIZATION: Corporation.

    (b)  STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED: Ohio

    2. SECURITIES ACT EXEMPTION APPLICABLE. BANC ONE CORPORATION (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by
Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to an Offering Circular dated February 18, 1998 (the "Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange the Company's $200,000,000 Subordinated Notes Due March 1, 2019 (the "New Notes") for the Company's outstanding $200,000,000 9 7/8% Subordinated Notes Due March 1, 2009 (the "Old Notes").

    There have not been any sales of securities of the same class as the New Notes or the Old Notes by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

    The Company has retained Deutsche Morgan Grenfell Inc. ("DMG") to advise the Company as to the structure, process and financial matters related to the Exchange Offer. DMG's services to the Company are limited solely to such advisory services, and DMG will not, directly or indirectly, solicit the exchange of Old Notes for New Notes under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, DMG will be paid an advisory fee which is not dependent upon the outcome of the transaction. DMG will not be paid any commission or similar variable type of remuneration.

    The Company also has retained Georgeson & Company, Inc. as the "Information Agent" and The Chase Manhattan Bank as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Old Notes only information otherwise contained in the applicable Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes and New Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.

    There are no cash payments made to or to be made by any holder of the outstanding Old Notes in connection with the Exchange Offer.

                                  AFFILIATIONS

    3. AFFILIATES. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

    The following is a list of direct and indirect subsidiaries of the Company. Indirect subsidiaries are indented and listed under their direct parent corporations. All direct and indirect subsidiaries are 100% owned unless otherwise indicated. Ownership indicated herein refers to the ownership of the direct parent corporation

SUBSIDIARIES OF THE COMPANY
------------------------------------------------------------------------------
Banc One ABS Corporation

Banc One ADS, Inc.

Banc One Arizona Corporation
    Bank One Arizona Investment Corp
    Bank One, Arizona, NA
        Arizona Trust Deed Corp
        AZ IHC, Inc.
            AZ REIT, Inc.
        Banc One Arizona Leasing Corp
        Banc One Operations Services Corp
        Sun Country Leasing Corp
        Valley Bank Building, Inc.
        Valley National Financial Services Co.
        Valley National Investors, Inc.
        Washington Street Foods, Inc.
    Bank One, Utah, NA
        50 West Broadway Associates(1)

Banc One Building Management Corp

Banc One Capital Holdings Corp.
    Affiliated Bankshares Insurance Agency, Inc.
    American Insurance Agency, Inc.
    Banc One Capital Corp
    Banc One Capital Funding Corporation
        Banc One Mortgage Capital Markets, LLC(2)
    Banc One Capital Services Corp.
    Banc One Commercial Loan Origination Corporation
    Banc One Kentucky Insurance Company
    Banc One Life Insurance Co.
    Banc One Securities Corp
    BOCP Holdings Corp
        Banc One Capital Partners III, Ltd.
        Banc One Capital Partners IV, Ltd.
        Banc One Capital Partners V, Ltd.
        Banc One Capital Partners VI, Ltd.
        Banc One Capital Partners X, Ltd.

------------------------

(1) A partnership 50% owned by Bank One, Utah, N.A.

(2) Joint venture with Banc One Capital Funding Corp. holding 49%, Banc One Management and Consulting Corp. owning 6% and ORIX USA Corp. holding 45%.

SUBSIDIARIES OF THE COMPANY
------------------------------------------------------------------------------
        BOCP II, Limited Liability Company
        Banc One Venture Corporation (SBIC)
        Banc One Capital Partners Holdings, Ltd.
            Banc One Capital Partners II, LLC
            Banc One Capital Partners, LLC (SBIC)
        Banc One Capital Partners VII, Ltd.
        Banc One Capital Partners VIII, Ltd.
        Banc One BOME Investors, Inc.
    Banc One Management and Consulting Corporation
        Banc One Beta Asset Management Corp
        Banc One New Hampshire Asset Management Corp
        Bonnet Resources Corp
        Subsidiary Consultants, Inc.

Banc One Card Services Corporation

Banc One Colorado Corporation
    Affiliated Banks Bldg Co.
    Bank One, Colorado, NA
        Banc One Boulder Leasing Services Corp
        Banc One Colorado Springs Leasing Services Corp
        Banc One Denver Leasing Services Corp

Banc One Community Development Corporation
    Banc One Community Development/Wisconsin Corp
    Ohio Mezzanine Fund, Ltd. (24.27%)
    Banc One Tax Credit Fund IV, Ltd.

Banc One Illinois Corporation
    Bank One, Quad Cities, N.A.
    Bank One, Illinois, NA
        First Rockford Community Development Corp.
        Northern Illinois Development Corp (30%)
        Lazarus Properties, Inc.

Banc One Indiana Corporation
    American Fletcher Realty Corp
    Bank One, Indiana, NA
        Banc One Equipment Finance, Inc.
        Banc One Indianapolis Auto Lease, Inc.
        Bank Serv Corp of Indiana (33 1/3%)
        BIL International Holdings, Inc.
            BO-UA FSC, Inc.
            BO-FE FSC, Inc.
            BO-LKEUA, Inc.
        Indiana LLC 1

Banc One International Services Corp

SUBSIDIARIES OF THE COMPANY
------------------------------------------------------------------------------
Banc One Kentucky Corp
    Bank One, Kentucky, NA
        Banc One Kentucky Leasing Corporation
        Banc One Kentucky Vehicle Leasing Company
        BOK Properties, Inc.
        First B.C. Realty Corp
        First Property Development Company
        Liberty Payment Services, Inc.
        Liberty Properties Incorporated
        Security Property Development Company

Banc One Louisiana Corporation
    Bank One, Louisiana, N.A.
        Asset One, Louisiana, Inc.
        Bank One Equity Investors, Inc.
        Banc One Louisiana Leasing Corporation
        KSS, Inc.
        Louisiana Credit Life Agency, Inc.
        Louisiana Credit Life Insurance Co., Inc.
        Premier Investment Advisors, L.L.C.
        Premier LLC, Inc.
        Tri-State Minerals, Inc.
    Terre Agency, Incorporated

Banc One Mortgage Corporation

Banc One Ohio Corporation
    Bank One, NA
        29160 Center Ridge Co., Inc.
        Banc One Acceptance Corp
            Box Leasing Corp
        Banc One Compensation Services Corp
        Banc One Investment Advisors Corp
        Banc One Vehicle Finance Corp
        BOC Realty, Inc.
            BOC Affiliates, Inc.
            BOC Florida, Inc.
            BOC Midwest, Inc.
            BOC Southern, Inc.
            BOC Toledo, Inc.
        Gulf Shares Condominiums, Inc.
        ICF Investment Corp
        Marietta Hotel Company
        Maumee River Hotel Corp
        OHIO IHC, Inc.
            Ohio REIT, Inc.
            Integrion Financial Network, L.L.C. (5.88%)
    Bank One Trust Company, NA
        WITRUST Investment Holding Co.

SUBSIDIARIES OF THE COMPANY
------------------------------------------------------------------------------
Banc One Oklahoma Corporation(3)
    Bank One, Oklahoma, N.A.
        Liberty Property Management Company
        Lexco Petroleum, Inc.
    Liberty Real Estate Company
    Mid-America Credit Life Assurance Co.
    Mid-America Insurance Agency, Inc.
    Liberty Trust Company
    Liberty Financial Corporation

Banc One POS Services Corp.(4)
    Banc One Payment Services, L.L.C. (50%)

Banc One Realty Columbus Corporation

Banc One Services Corporation
    Banc One Financial Card Services Corporation
        Banc One Services FSC-1, Inc.
    Electronic Payment Services, Inc.(5)
        Buypass Corporation
            Buypass Inco Corp.
        Money Access Service, Inc.
            MAS Inco Corp

Banc One Student Loan Funding Corporation

Banc One Texas Corporation
    Bank One, Texas, NA
        Banc One Texas Leasing Corp
        Freer Properties, Inc.
        G P Holder, Inc.
        Team Life Insurance Co.
        Texas Asset Acquisition Corp
        Texas Investment Holding Corp
            TX REIT, Inc.
        Texas Lyric Group
        Banc One International Corp.
        Banc One Leasing Corp
            FM Leasing Corp
            Banc One Florida Corp
                Banc One Leasing Co of Florida

------------------------

(3) Also owns 100% of non-voting Preferred Stock of Rockwell Bancorp, Inc.

(4) A bank service corporation, owned by Bank One, Arizona, NA (20.49%); Bank One, Louisiana, N.A. (5.41%); Bank One, NA (32.639%); Bank One, Indiana, NA (8.179%); Bank One, Kentucky, NA (8.526%); Bank One, Wisconsin (7.33%); Bank One, Texas, NA (7.27%); and other commercial banks owned by the Company, no one of which owns over 4.9% of this entity.

(5) A Joint Venture in which the Company has a 20% interest.

SUBSIDIARIES OF THE COMPANY
------------------------------------------------------------------------------
Banc One West Virginia Corporation
    Bank One, West Virginia, NA
        Charleston National Plaza Co
        WV IHC, Inc.
            WV REIT, Inc.
    Bank One, Wheeling-Steubenville, NA
        Banc One Loan Services, Inc.

Bank One, Wisconsin
    Banc One Wisconsin Bankcard Corp
    Banc One Wisconsin Investment Services Corp
    Banc One Wisconsin Leasing Corp
    Milwaukee Investment Holding Company
    WI IHC, Inc.
        WI REIT, Inc.
    Highway "P" Motel, Inc.
    Banc One Insurance Services Corp.
        Strategic Planning International, Inc. (19.9%)

First USA Financial, Inc.
    First USA Capital Corp.
        First USA Securitization Corporation
    First USA Federal Savings Bank
        First USA Thrift Services, Inc.
            First USA Direct, Inc.
    First USA Management, Inc.
        First USA General Agency, Inc.
    First USA Capital Markets, Inc.
    First USA Bank
        First USA Services, Inc.
            First USA Management Services, Inc.
                Gensar Holdings, Inc.
                    Paymentech Network Services, Inc.
                    Gensar Merchant Processing, Inc.
                M.A. Group, Inc.
                Paymentech New Hampshire, Inc.
                Paymentech Data Services, Inc.
    First USA Paymentech, Inc. (57%)
        Paymentech Management Resources, Inc.
            Paymentech Fleet Services, Inc.(6)
                PHH Paymentech, LLC (50%)
            First USA Financial Services, Inc.
            Paymentech ICS, Inc.
            Paymentech Merchant Services, Inc.
                National Card Processing Systems, Inc.
                First USA Technology, Inc.
                Merchant Link, Inc.
                First Virtual Holdings Corp (26%)
                First USA Direct Marketing, Inc.

------------------------

(6) Owned 66% by Paymentech Management Resources, Inc. and 34% by First USA Financial Services, Inc.

SUBSIDIARIES OF THE COMPANY
------------------------------------------------------------------------------

First USA Capital Trust I

Financial One Corporation
    Banc One Financial Services, Inc.
        Banc One Consumer Discount Company, a Non-banking
          Affiliate of BANC ONE CORPORATION
        Banc One Financial Services of Minnesota, Inc.
        Guardian Agency, Inc.
            Beneficial Insurance Agency, Inc.
            Guardian Agency of Bloomington, Inc.
            Guardian Agency of Delphi, Inc.
            Guardian Agency of Fort Wayne, Inc.
            Guardian Agency of Greencastle, Inc.
            Guardian Agency of Lebanon, Inc.
            Guardian Agency of Rushville, Inc.
            Guardian Agency of Valparaiso, Inc.
        Banc One Financial Services of Tennessee, Inc.
        Banc One Financial Services of West Virginia, Inc.
        Banc One Financial Services of New York, Inc.

Sterling Assurance Company

                             MANAGEMENT AND CONTROL

    4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

    The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is 100 East Broad Street, Columbus, Ohio 43271. The title of each of the executive officers set forth below refers to such executive officer's position with the Company, unless otherwise specified below.

NAME                                                                      TITLE
--------------------------------------  --------------------------------------------------------------------------
Bennett Dorrance......................  Director
Charles E. Exley, Jr..................  Director
E. Gordon Gee.........................  Director
John R. Hall..........................  Director
Laban P. Jackson, Jr..................  Director
John W. Kessler.......................  Director
Richard J. Lehmann....................  Director, President and Chief Operating Officer
John B. McCoy.........................  Director, Chairman and Chief Executive Officer
John G. McCoy.........................  Director, Chairman of the Executive Committee
Thekla R. Shackelford.................  Director
Alex Shumate..........................  Director
Frederick P. Stratton, Jr.............  Director
John C. Tolleson......................  Director
Robert D. Walter......................  Director
Peter W. Atwater......................  Treasurer
Steven A. Bennett.....................  Senior Vice President, General Counsel and Secretary
William P. Boardman...................  Senior Executive Vice President
A. William Crowley, Jr................  Senior Vice President and Chief Credit Officer
Bobby L. Doxey........................  Senior Vice President
Thomas E. Hoaglin.....................  Chairman and Chief Executive Officer Banc One Services Corporation
David J. Kundert......................  Chairman and Chief Executive Officer Banc One Investment Management and
                                          Trust Group
William C. Leiter.....................  Senior Vice President and Controller
Richard D. Lodge......................  Senior Vice President
Michael J. McMennamin.................  Executive Vice President and Chief Financial Officer
Ronald G. Steinhart...................  Chairman and Chief Executive Officer Banc One National Commercial Banking
                                          Group
Kenneth T. Stevens....................  Chairman and Chief Executive Officer Banc One Retail Group
Richard W. Vague......................  Chairman and Chief Executive Officer First USA Bank
Donald A. Winkler.....................  Chairman and Chief Executive Officer Finance One Corporation

    5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant, as of January 31, 1998.

    To the knowledge of the Company, no person owns 10 percent or more of voting securities of the Company as of such date.

                                  UNDERWRITERS

    6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

    There are no principal underwriters of the securities proposed to be offered in the Exchange Offers. Following are the underwriters identified in Section 6(a) hereof:

(A)        Underwriter:           Salomon Brothers Inc
           Mailing Address:         Seven World Trade Center
                                    New York, New York 10048

           Title of each class
           of
           securities             7% Subordinated Notes due July 15, 2005
           underwritten:
                                  7 3/4% Subordinated Debentures due July 15, 2025
                                  7.60% Subordinated Notes due May 1, 2007
                                  8% Subordinated Debentures due April 29, 2027
                                  Floating Rate Senior Medium-Term Notes due March
                                    18, 1999
                                  6.25% Senior Medium-Term Notes due October 1,
                                    2001
                                  Floating Rate Senior Medium-Term Notes due
                                    September 26, 2002
                                  6.375% Senior Medium-Term Notes due October 1,
                                    2002

(B)        Underwriter:           Goldman, Sachs & Co.
           Mailing Address:         85 Broad Street
                                    New York, New York 10004

           Title of each class
           of
           securities             7% Subordinated Notes due July 15, 2005
           underwritten:
                                  7 3/4% Subordinated Debentures due July 15, 2025
                                  6.70% Senior Medium-Term Notes due March 24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    23, 2001
                                  7% Senior Medium-Term Notes due March 25, 2002
                                  6.25% Senior Medium-Term Notes due September 1,
                                    2000
                                  Floating Rate Senior Medium-Term Notes due
                                    September 15, 1999
                                  Floating Rate Senior Medium-Term Notes due
                                    September 30, 1999

(C)        Underwriter:           Credit Suisse First Boston Corporation
           Mailing Address:         11 Madison Avenue
                                    New York, New York 10055

           Title of each class
           of
           securities             7 5/8% Subordinated Notes due October 15, 2026
           underwritten:
                                  6.70% Senior Medium-Term Notes due March 24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    23, 2001
                                  7% Senior Medium-Term Notes due March 25, 2002
                                  Floating Rate Senior Medium-Term Notes due
                                    September 15, 1999
                                  Floating Rate Senior Medium-Term Notes due
                                    September 21, 2001
                                  Commercial Paper Notes

(D)        Underwriter:           Lehman Brothers Inc.
           Mailing Address:         Three World Financial Center
                                    New York, New York 10285-2400

           Title of each class
           of
           securities             7 5/8% Subordinated Notes due October 15, 2026
           underwritten:
                                  6.70% Senior Medium-Term Notes due March 24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    23, 2001
                                  7% Senior Medium-Term Notes due March 25, 2002
                                  Floating Rate Senior Medium-Term Notes due
                                    September 15, 1999

(E)        Underwriter:           Lazard Freres & Co. LLC
           Mailing Address:         30 Rockefeller Plaza
                                    New York, New York 10020

           Title of each class
           of
           securities             6.70% Senior Medium-Term Notes due March 24, 2000
           underwritten:
                                  Floating Rate Senior Medium-Term Notes due March
                                    24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    23, 2001
                                  7% Senior Medium-Term Notes due March 25, 2002

(F)        Underwriter:           J.P. Morgan Securities Inc.
           Mailing Address:         60 Wall Street
                                    New York, New York 10260

           Title of each class
           of
           securities             6.70% Senior Medium-Term Notes due March 24, 2000
           underwritten:
                                  Floating Rate Senior Medium-Term Notes due March
                                    24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    23, 2001
                                  7% Senior Medium-Term Notes due March 25, 2002
                                  Floating Rate Senior Medium-Term Notes due
                                    September 15, 1999
                                  Floating Rate Senior Medium-Term Notes due
                                    September 10, 1999

(G)        Underwriter:           UBS Securities LLC
           Mailing Address:         299 Park Avenue
                                    New York, New York 10171

           Title of each class
           of
           securities             6.70% Senior Medium-Term Notes due March 24, 2000
           underwritten:
                                  Floating Rate Senior Medium-Term Notes due March
                                    24, 2000
                                  Floating Rate Senior Medium-Term Notes due March
                                    23, 2001
                                  7% Senior Medium-Term Notes due March 25, 2002

(H)        Underwriter:           Morgan Stanley & Co. Incorporated
           Mailing Address:         1585 Broadway
                                    New York, New York 10036

           Title of each class
           of
           securities             7.60% Subordinated Notes due May 1, 2007
           underwritten:
                                  8% Subordinated Debentures due April 29, 2027

(I)        Underwriter:           Banc One Capital Corporation
           Mailing Address:         150 East Gay Street
                                    Columbus, Ohio 43215

           Title of each class
           of
           securities             7.60% Subordinated Notes due May 1, 2007
           underwritten:
                                  8% Subordinated Debentures due April 29, 2027
                                  Commercial Paper Notes

(J)        Underwriter:           Donaldson, Lufkin & Jenrette Securities
           Mailing Address:         Corporation
                                    277 Park Avenue
                                    New York, New York 10172

           Title of each class
           of
           securities             7.60% Subordinated Notes due May 1, 2007
           underwritten:
                                  8% Subordinated Debentures due April 29, 2027

(K)        Underwriter:           Merrill Lynch Money Markets Inc.
           Mailing Address:         One Liberty Plaza
                                    165 Broadway
                                    New York, New York 10080

           Title of each class
           of
           securities             Commercial Paper Notes
           underwritten:

                               CAPITAL SECURITIES

    7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

(i)  Debt Securities (as of January 31, 1998);

                                                                                      AMOUNT           AMOUNT
TITLE OF CLASS                                                                      AUTHORIZED      OUTSTANDING
-------------------------------------------------------------------------------  ----------------  --------------
7 1/4% Subordinated Notes due August 2, 2002...................................  $    350,000,000  $  350,000,000
8.74% Subordinated Notes due September 1, 2003.................................       170,000,000     170,000,000
10% Subordinated Notes due August 15, 2010.....................................       200,000,000     200,000,000
9 7/8% Subordinated Notes due March 1, 2009....................................       200,000,000     200,000,000
7.00% Subordinated Notes due July 15, 2005.....................................       300,000,000     300,000,000
7 3/4% Subordinated Debentures due July 15, 2025...............................       300,000,000     300,000,000
7 5/8% Subordinated Debentures due October 15, 2026............................       500,000,000     500,000,000
7.6% Subordinated Notes due May 1, 2007........................................       400,000,000     400,000,000
8% Subordinated Debentures due April 29, 2027..................................       500,000,000     500,000,000
6.70% Senior Medium-Term Notes due March 24, 2000..............................       200,000,000     200,000,000
Floating Rate Senior Medium-Term Notes due March 24, 2000......................       200,000,000     200,000,000
Floating Rate Senior Medium-Term Notes due March 23, 2001......................       200,000,000     200,000,000
7.00% Senior Medium-Term Notes due March 25, 2002..............................       150,000,000     150,000,000
6.25% Senior Medium-Terms Notes due September 1, 2000..........................       250,000,000     250,000,000
Floating Rate Senior Medium-Term Notes due September 15, 1999..................       335,000,000     335,000,000
Floating Rate Senior Medium-Term Notes due March 18, 1999......................       250,000,000     250,000,000
Floating Rate Senior Medium-Term Notes due September 10, 1999..................        30,000,000      30,000,000
Floating Rate Senior Medium-Term Notes due September 21, 2001..................        20,000,000      20,000,000
6.25% Senior Medium-Term Notes due October 1, 2001.............................       125,000,000     125,000,000
Floating Rate Senior Medium-Term Notes due September 26, 2002..................        50,000,000      50,000,000
Floating Rate Senior Medium-Term Notes due September 30, 1999..................       100,000,000     100,000,000
6.375% Senior Medium-Term Notes due October 1, 2002............................        75,000,000      75,000,000
Commercial Paper Notes.........................................................     2,000,000,000     609,366,000

(ii)  Equity Securities (as of January 31, 1998):

                                                                                        SHARES         SHARES
TITLE OF CLASS                                                                        AUTHORIZED     OUTSTANDING
-----------------------------------------------------------------------------------  -------------  -------------
Common Stock, no par value ($5 stated value)(1)....................................    950,000,000    646,025,328
Class A Preferred Stock............................................................     10,000,000              0
Class B Convertible Preferred Stock................................................      1,000,000              0
Class C Preferred Stock(2).........................................................     24,000,000      2,700,368

------------------------

(1) Adjusted to give effect to the 10% stock dividend to be distributed on February 26, 1998 to all Common Stock holders of record as of February 12, 1998.

(2) The Company announced on January 20, 1998 that it has elected to redeem all of the outstanding shares of Class C Preferred Stock on April 16, 1998 (the "Redemption Date") at the redemption price of $51.05 per share plus the amount of any dividends accrued and unpaid thereon to the Redemption Date.

    (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

    COMMON STOCK

    Holders of shares of Common Stock are entitled to one vote for each share for the election of directors and on all other matters. Holders of Common Stock vote together as a class with holders of Class A Preferred Stock and Class B Preferred Stock. Generally, holders of Class C Preferred Stock have no voting rights.

    CLASS A PREFERRED STOCK

    Except as otherwise required by law or the Company's Articles of Incorporation, the holders of the Class A Preferred Stock, voting together as a class with the holders of the Common Stock and the holders of any other class or series of the Company's preferred stock who are similarly entitled to vote, shall be entitled to vote for the election of directors and all other matters. During any period in which dividends on the Class A Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends, the holders of the Class A Preferred Stock, voting together as a class with the holders of any other class or series of Preferred Stock who are similarly entitled to vote, will have the right to elect two directors which two directorships shall be in addition to that number of directors then determined as constituting the number of members of the Board of Directors pursuant to the Company's Code of Regulations.

    CLASS B PREFERRED STOCK

    Except as otherwise required by law or the Company's Articles of Incorporation, the holders of the Class B Preferred Stock and the Common Stock shall be entitled to vote together as a class for the election of directors and all other matters. Each share of Class B Preferred Stock shall be entitled to a number of votes with respect to such matter equal to the number of shares of Common Stock, including fractional shares, into which the shares of Class B Preferred Stock would have been convertible upon the record date for determination of shareholders entitled to vote on such matter. During any period in which dividends on the Class B Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends, the holders of the Class B Preferred Stock, voting together as a class with the holders of any other class or series of Preferred Stock who are similarly entitled to vote, will have the right to elect two directors which two directorships shall be in addition to that number of directors then determined as constituting the number of members of the Board of Directors pursuant to the Company's Code of Regulations.

    CLASS C PREFERRED STOCK

    The holders of the Class C Preferred Stock shall not be entitled to voting rights except to the extent described in the following sentence. During any period in which dividends on the Class C Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends, the holders of the Class C Preferred Stock, voting together as a class with the holders of any other class or series of the Company's preferred stock who are similarly entitled to vote, will have the right to elect two directors which two directorships shall be in addition to that number of directors then determined as constituting the number of members of the Board of Directors pursuant to the Company's Code of Regulations.

                              INDENTURE SECURITIES

    8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

    The Company will issue the New Notes (and has issued, and may from time to time issue, additional securities, collectively the "Securities") pursuant to an Indenture (the "Indenture"), dated as of March 3, 1997, by and between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). Other

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
capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture or the Offering Circular.

    (A)  EVENTS OF DEFAULT

    An Event of Default with respect to Securities of any series issued under the Indenture is defined in the Indenture as certain events involving the bankruptcy, insolvency or reorganization of the Company and any other Event of Default provided with respect to Securities of that series. A Default with respect to Securities of any series is defined in the Indenture as (i) an Event of Default with respect to such series, (ii) default in the payment of the principal of or premium, if any, on any Security of such series when due, (iii) default in the payment of interest upon any Security of such series when due and the continuance of such default for a period of 30 days, (iv) default in the performance of any other covenant or agreement of the Company in the Indenture with respect to Securities of such series and continuance of such default for 90 days after written notice or (v) any other Default provided with respect to Securities of any series. If an Event of Default with respect to any series of Securities for which there are Securities outstanding under the Indenture occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Securities of such series may declare the principal amount (or if such Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Securities of any series outstanding under the Indenture may waive an Event of Default resulting in acceleration of such Securities, but only if all Defaults have been remedied and all payments due (other than those due as a result of acceleration) have been made. If a Default occurs and is continuing, the Trustee may in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Securities of any series outstanding under the Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Indenture shall, proceed to protect the rights of the holders of all the Securities of such series. Prior to acceleration of maturity of the Securities of any series outstanding under the Indenture, the holders of a majority in aggregate principal amount of such Securities may waive any past default under the Indenture except a default in the payment of principal of, premium, if any, or interest on the Securities of such series.

    The Indenture provides that in the event of a Default specified in clauses
(ii) or (iii) of the immediately preceding paragraph in payment of principal of, premium, if any, or interest on any Security of any series, the Company will, upon demand of the Trustee, pay to it, for the benefit of the holder of any such Security, the whole amount then due and payable on such Security for principal, premium, if any, and interest. The Indenture further provides that if the Company fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof.

    The Indenture also provides that notwithstanding any other provision of the Indenture, the holder of any Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Security on the respective Stated Maturities (as defined in the Indenture) expressed in such Security and that such right shall not be impaired without the consent of such holder.

    There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the Securities or the performance of any other covenant of the Company in the Indenture.

    (B)  AUTHENTICATION AND DELIVERY

    The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, under the Company's corporate seal reproduced thereon and attested by the Secretary or one of the Assistant Secretaries. Upon proper delivery of the Securities to the Trustee for authentication, the Trustee shall authenticate and deliver such

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
securities. The Indenture does not contain provisions regarding the application of the proceeds from issuance of the Securities.

    (C)  RELEASE OF PROPERTY SUBJECT TO LIEN

    The Company's obligations under the Securities issued under the Indenture are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

    (D)  SATISFACTION AND DISCHARGE

    The Indenture shall cease to be of further effect when (1) either: (i) all the Securities issued under the Indenture (except certain coupons attached to certain Securities, certain Securities which have been destroyed, lost or stolen and certain Securities for whose payment money has theretofore been deposited in trust, held by the Company and repaid or discharged from such trust) have been delivered to the Trustee for cancellation, or (ii) all such Securities have become due and payable or will become due and payable at their Maturity in one year or are to be redeemed within one year, and the Company has deposited in trust funds sufficient to pay off and discharge such Securities; (2) the Company has paid or caused to be paid all other sums required to be paid under the Indenture; and (3) the Company has delivered an appropriate officer's certificate and opinion of counsel to the Trustee stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

    (E)  EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

    The Company is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of defaults under the Indenture or the Securities.

    9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

    No other person is an obligor with respect to the New Notes.

                   CONTENTS OF APPLICATION FOR QUALIFICATION

    This application for qualification comprises:

    (a)  Pages numbered 1 to 18, consecutively;

    (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 hereby incorporated by reference to Exhibit 99 attached hereto);

    (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

        (i) Exhibit T3A--The Company's Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 14, 1997);

        (ii) Exhibit T3B--The Company's Code of Regulations (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1991);

       (iii) Exhibit T3C--Form of Indenture, dated as of March 3, 1997, by and between the Company and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-22413);

        (iv) Exhibit T3D--Not applicable;

        (v) Exhibit T3E.1--Form of Offering Circular, dated as of February 18, 1998;

        (vi) Exhibit T3E.2--Form of Letter of Transmittal, dated as of February 18, 1998;

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
       (vii) Exhibit T3E.3--Form of Notice of Guaranteed Delivery, dated as of February 18, 1998;

      (viii) Exhibit T3E.4--Form of Letter to DTC Participants;

        (ix) Exhibit T3E.5--Form of Letter to Beneficial Owners;

        (x) Exhibit T3E.6--Notice of Offer;

        (xi) Exhibit T3E.7--Press Release;

       (xii) Exhibit T3.8--Form W-9 Guidelines;

      (xiii) Exhibit T3F--Cross-Reference Sheet;

       (xiv) Exhibit 99--Form T-1 Statement of Eligibility of The Chase Manhattan Bank under the Trust Indenture Act of 1939 with respect to the New Notes.

                                   SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Company, BANC ONE CORPORATION, a corporation organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Columbus, and State of Ohio, on the 17th day of February, 1998.

(SEAL)                          BANC ONE CORPORATION

                                By:              /s/ STEVEN R. BLUHM
                                      ------------------------------------------
                                                   Steven R. Bluhm
                                                SENIOR VICE PRESIDENT

                  /s/ KENNETH L. WAGNER
          -------------------------------------
  Attest:           Kenneth L. Wagner

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